2-15121

SEC Mail Processing Section

SEP 09 2008

Washington, DC 101

SEC  ISSION

08032683

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-31595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Business Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1824 Pandora Avenue, Suite 3
(No. and Street)

Los Angeles, (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Lang 310-441-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) **Los Angeles,** (City) **CA** (State) **90027-1442** (Zip Code)

RECEIVED AUG 28 2008 FINRA Financial Operations

PROCESSED OCT 08 2008 THOMSON REUTERS

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura Lang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Business Securities, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 26 **day of** August 2008 **by** Laura Lang **personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

Signature

(Seal)


JAVED BAVA
Commission # 1721386
Notary Public - California
Los Angeles County
My Comm. Expires Feb 23, 2011

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - JUNE 30, 2008

INTERNATIONAL BUSINESS SECURITIES, INC.
1824 PANDORA AVE., SUITE 3
LOS ANGELES, CALIFORNIA 90025

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

INDEPENDENT AUDITOR'S REPORT

Board of Directors
International Business Securities, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of International Business Securities, Inc., as June 30, 2008 and related statements of operations, cash flows, and changes in shareholder's equity for the year then ended. These financial statements are filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the International Business Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of International Business Securities, Inc. as of June 30, 2008 and the statements of operations, cash flows, shareholder's equity, and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 8 is 11 presented for purposes of additional analysis and is not a required part of the basic financial statements. In addition, page 9 includes supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Elizabeth Tractenberg, CPA
Los Angeles, California
July 28, 2008

INTERNATIONAL BUSINESS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

Cash and cash equivalents		$ 60,160
Clearing deposits		25,092
Commissions receivable		1,088
Securities owned		
Marketable securities (inventory)		53,741
Not readily marketable, at estimated fair value		0
Advances		74,509
Officer's loan receivable		132,391
Property and equipment, at cost, net of accumulated depreciation of $8,723		0
TOTAL ASSETS		$ 346,981

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		1,449
TOTAL LIABILITIES		1,449
SHAREHOLDER'S EQUITY		
Common stock	$ 56,871	
Paid in capital	1,111,756	
Retained earnings (deficit)	(823,095)	345,532
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 346,981

See Accompanying Notes to Financial Statements

INTERNATIONAL BUSINESS SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2008

REVENUES	
Commissions income	$ 10,054
Securities gain	1,299
Interest and dividend income	2,120
Other income	35,000
TOTAL REVENUES	48,473
OPERATING EXPENSES - see page 8	39,558
INCOME BEFORE TAX PROVISION	8,915
INCOME TAX PROVISION	800
NET INCOME	$ 8,115

See Accompanying Notes to Financial Statements

INTERNATIONAL BUSINESS SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2008

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, June 30, 2007	$ 56,871	$ 1,111,756	$ (831,210)	$ 337,417
Net Income			8,115	8,115
Balance, June 30, 2008	$ 56,871	$ 1,111,756	$ (823,095)	$ 345,532

See Accompanying Notes to Financial Statements

INTERNATIONAL BUSINESS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2008

Cash Flows from Operating Activities:		
Net income	$	8,115
Changes in operating assets and liabilities:		
Commissions receivable		(713)
Clearing deposit		(92)
Marketable securities (inventory)		(6,664)
Bank overdraft		(549)
Accounts payable		668
Net cash provided in operating activities		766
Cash Flows for Investing Activities:		0
Cash Flows from Financing Activities:		0
Net decrease in cash		766
Cash at beginning of year		59,394
Cash at end of year	$	60,160

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

INTERNATIONAL BUSINESS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008

NOTE 1 - ORGANIZATION

International Business Securities, Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Los Angeles, California. The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3 and does not hold customer funds or securities. To date, its principal and only office is located in Los Angeles, California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

Marketable Securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At June 30, 2008, the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 9.

NOTE 4 - INCOME TAXES

Net operating loss carry forwards of $853,584 at year-end 2008 are available to reduce future taxable income. Of these carry forwards, $572,777 expires in 2009, $86,926 in 2010, $58,000 in 2011, $15,000 in 2012, $6,850 in 2016, $35,636 in 2017, $36,295 in 2018, $2,254 in 2019, $4,340 in 2020, $8,283 in 2021 and 27,223 in 2022.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company facilities are an in home office; consequently, there are no lease obligations.

INTERNATIONAL BUSINESS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

NOTE 8 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3.

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

INTERNATIONAL BUSINESS SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED JUNE 30, 2008

OPERATING EXPENSES

Commission expense	$	1,890
Insurance		9,368
Miscellaneous other		8,924
Office expenses		11,628
Professional services		2,600
Quote services		3,846
Regulatory fees		255
Repair & maintenance		1,047
TOTAL EXPENSES	$	39,558

See Accompanying Notes to Financial Statements

INTERNATIONAL BUSINESS SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
JUNE 30, 2008

COMPUTATION OF NET CAPITAL				
Total ownership equity from statement of financial condition			$	345,532
Advances	$	74,509		
Officer's loan receivable		132,391		(206,900)
Haircuts				(5,398)
NET CAPITAL			$	133,234
COMPUTATION OF NET CAPITAL REQUIREMENTS				
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness			$	97
Minimum dollar net capital required			$	100,000
Net Capital required (greater of above amounts)			$	100,000
EXCESS CAPITAL			$	33,234
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)			$	133,090
COMPUTATION OF AGGREGATE INDEBTEDNESS				
Total liabilities net of deferred income taxes payable and deferred income			$	1,449
Percentage of aggregate indebtedness to net capital				0

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	133,239
VARIANCE - rounding		(5)
NET CAPITAL PER AUDITED REPORT	$	133,234

See Accompanying Notes to Financial Statements

PART II

INTERNATIONAL BUSINESS SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

JUNE 30, 2008

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
International Business Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of International Business Securities, Inc. (the Company) for the year ended June 30, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

Board of Directors
International Business Securities, Inc.
Los Angeles, California

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 171-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Los Angeles, California
July 28, 2008

END